

09059701

UNITED STATES
~~IES AND~~ EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-35853

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___6111 Broken Sound Parkway___
                          (No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Dennis H. Blackinton___   ___(561) 998-0700___
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Gray Gray and Gray, LLP___
                    (Name – if individual, state last, first, middle name)

33 Southwest Park	Westwood,	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



1

OATH OR AFFIRMATION

I, _____Dennis H. Blackinton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TFG, Equities, Inc._____ , as

of _____February 25_____ , 20_09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GRAY   GRAY   GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT

Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of **TFG Equities, Inc.** as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows – direct method for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TFG Equities, Inc.** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental and required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gray, Gray & Gray, LLP

February 25, 2009

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

TFG EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 24,931
TOTAL CURRENT ASSETS	24,931
TOTAL ASSETS	$ 24,931

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,556
Accrued expenses	277
TOTAL CURRENT LIABILITIES	1,833
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value:	
Authorized 10,000 shares, issued and outstanding 5,000 shares	5,000
Additional paid-in capital	1,184,378
Accumulated deficit	(1,166,280)
TOTAL STOCKHOLDER'S EQUITY	23,098
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,931

The accompanying notes are an integral part of these financial statements.

GRAY, GRAY & GRAY, LLP   CERTIFIED PUBLIC ACCOUNTANTS

TFG EQUITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

EXPENSES		
Administrative services	$	6,804
Rent		6,072
Legal and accounting fees		5,000
Office expense		4,740
NASD and other fees		4,273
Telephone		1,056
TOTAL EXPENSES		27,945
LOSS FROM OPERATIONS		(27,945)
OTHER INCOME		
Gain on sale of investments		512
Interest Income		39
TOTAL OTHER INCOME		551
NET LOSS	$	(27,394)

The accompanying notes are an integral part of these financial statements.

-4-

TFG EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

| | Common Stock | | Additional | Accumulated | |
	Shares	Amounts	Paid-in Capital	Deficit	Total
BALANCE AT BEGINNING OF YEAR	5,000	$ 5,000	$ 1,184,378	$ (1,138,886)	$ 50,492
NET LOSS	-	-	-	(27,394)	(27,394)
BALANCE AT END OF YEAR	5,000	$ 5,000	$ 1,184,378	$ (1,166,280)	$ 23,098

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS - DIRECT METHOD

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash paid out	$ (26,112)
Interest received	39
NET CASH (USED) BY OPERATING ACTIVITIES	(26,073)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	8,613
NET CASH PROVIDED BY INVESTING ACTIVITIES	8,613
NET DECREASE IN CASH	(17,460)
CASH AT BEGINNING OF YEAR	42,391
CASH AT END OF YEAR	$ 24,931
SUPPLEMENTAL CASH FLOW INFORMATION	
Amount paid for taxes and interest	$ -

RECONCILIATION OF NET LOSS TO NET CASH
(USED) BY OPERATING ACTIVITIES:

Net loss	$ (27,394)
Adjustments to reconcile net loss to net cash	
(used) by operating activities	
Gain on sale of investments	(512)
Changes in operating assets and liabilities:	
Increase in accounts payable	1,556
Increase in accrued expenses	277
TOTAL ADJUSTMENTS	1,321
NET CASH (USED) BY OPERATING ACTIVITIES	$ (26,073)

The accompanying notes are an integral part of these financial statements.

-7-

TFG EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 – BUSINESS

Organization – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships, and in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a) (2) (ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash – During the course of the normal business cycle the Company may, at times, maintain a deposit balance in excess of the FDIC insurance limits.

Investment – The Company's investment was an equity security, classified as available for sale and was carried at fair market value.

Revenue Recognition – Consulting and other income is recognized by the Company when earned.

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TFG EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined of $23,098 at December 31, 2008. The minimum net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 7.94%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in administrative services, office expenses, rent (as a tenant-at-will), and telephone are charges by The Finch Corporation, an affiliate of the stockholder for the Company's allocable share of expenses which amounted to $18,672. As of December 31, 2008, the Company had accounts payable to the related party in the amount of $1,556.

NOTE 5 – INVESTMENTS

The Company uses the specific identification method to determine the cost of securities sold. Proceeds from sales of available-for-sale securities and the resulting realized gains during the year ended December 31, 2008 were $8,613 and $512, respectively.

Net unrealized gains at beginning of year	$ 6,747
Change in net unrealized gain	(6,747)
Net unrealized gains on investments at end of year	$ -

NOTE 6 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.



OTHER FINANCIAL INFORMATION


TFG EQUITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008


COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	23,098
NET CAPITAL	$	23,098

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Net capital		23,098
EXCESS NET CAPITAL	$	18,098

EXCESS NET CAPITAL AT 100% (NET OF CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS

	$	18,098

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	1,833
Ratio of aggregate indebtedness to net capital		7.94%

There is no material differences between the above computation and the Company's corresponding unaudited filing.

TFG EQUITIES, INC.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k) (2) (i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.



-12-

TFG EQUITIES, INC.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2008. This assessment has been paid as of December 31, 2008.



-13-



GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

Board of Directors
TFG Equities, Inc.

In planning and performing our audit of the financial statements of the financial statements of **TFG Equities, Inc.** as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive procedures of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM



Board of Directors
TFG Equities, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gray, Gray & Gray, LLP

February 25, 2009



GRAY, GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

This report was prepared subject to the terms and conditions set forth in an engagement letter. By relying upon this report, all users shall be deemed to agree to the terms and conditions of that engagement letter. Users intending to rely upon this report should contact the issuer to obtain a copy of its applicable terms and conditions. This report is intended for the exclusive use of the clients of the issuer and others to whom the issuer has expressly granted consent.

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2008

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION